Exhibit 99.1

CKx, Inc. Agrees to be Acquired by an Affiliate of Apollo Global Management

Transaction Introduces Additional Resources and Expertise to Support Growth of Iconic Brands

NEW YORK, May 10, 2011 – CKx, Inc. (NASDAQ: CKXE), an owner of premium entertainment content, today announced that it has entered into a definitive merger agreement to be acquired by an affiliate of Apollo Global Management (“Apollo”), a leading global alternative asset manager.

Under the terms of the agreement, CKx stockholders will receive $5.50 in cash for each share that they hold, representing an approximately 40% premium over CKx’s average closing price over the past six months and an approximately 25% premium over the closing price on Monday, May 9, 2011. Goldman Sachs Bank USA provided a debt financing commitment in connection with the transaction, which is subject to customary conditions.

The Board of Directors of CKx has approved the merger agreement and has resolved to recommend that CKx stockholders approve the merger. In connection with the definitive merger agreement reached with the Company, Apollo has also obtained support agreements from two significant stockholders, The Promenade Trust, the sole beneficiary of which is Lisa Marie Presley and which is the Company’s partner in Elvis Presley Enterprises, and Robert F.X. Sillerman, the Company’s largest stockholder.

Michael G. Ferrel, Chairman and Chief Executive Officer of CKx, said: “We look forward to working with Apollo, a growth-oriented investor who has a successful history of investing in the media and entertainment sector and one that the Board and management team are confident will serve as a strong steward for the Company’s brands going forward. The transaction allows CKx stockholders to realize significant value from their investment in the Company and the Board has determined that the transaction is advisable, fair and in the best interest of the Company’s public stockholders.”

Aaron J. Stone, a senior partner of Apollo said: “CKx owns a portfolio of irreplaceable assets that present a strong foundation on which to build an exciting future. We look forward to working with Mike Ferrel and the rest of the CKx management team.”

The acquisition of CKx will be completed through a cash tender offer for shares of common stock that is expected to commence shortly and will expire 20 business days after it commences, subject to extension as permitted or required by the merger agreement. The tender offer will be subject to customary conditions, including (i) that the number of shares validly tendered and not withdrawn, together with the shares subject to the stockholder support agreements, represent at least a majority of the outstanding shares of CKx on a fully-diluted basis upon consummation of the tender offer and (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The merger agreement does not include a financing condition.

The tender offer would be followed by a merger in which each share of common stock not acquired in the offer will be converted into the right to receive $5.50. In certain circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Upon completion of the transaction, CKx will become a private company, controlled by an affiliate of Apollo Global Management.

Gleacher & Company and Wachtell, Lipton, Rosen & Katz are serving as financial and legal advisor to the Company, respectively. AGM Partners LLC acted as lead financial advisor to Apollo. Other financial advisors to Apollo include Goldman Sachs & Co. and Evolution Media Capital. Legal advisers to Apollo include Paul, Weiss, Rifkind, Wharton & Garrison LLP and O’Melveny & Myers LLP.

About CKx, Inc.

CKx, Inc. is engaged in the ownership, development and commercial utilization of globally recognized entertainment content. The Company’s current properties include the rights to the name, image and likeness of Elvis Presley and Muhammad Ali, the operations of Graceland, and proprietary rights to the IDOLS and So You Think You Can Dance television brands, including the American Idol series in the United States and local adaptations of the IDOLS and So You Think You Can Dance television show formats which, collectively, air in more than 100 countries. For more information about CKx, Inc., visit its corporate website at www.ckx.com.

About Apollo Global Management, LLC

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. Apollo had assets under management of $68 billion as of December 31, 2010, in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.agm.com.

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IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CKx’s common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock. The solicitation of offers to buy the CKx common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov or from the information agent that we select. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

CKx will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Stockholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Stockholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about CKx, the tender offer and the merger, if any, when available, without charge, at the SEC’s internet site (http://www.sec.gov). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about CKx, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to CKx, Inc., Attention: Investor Relations, 650 Madison Avenue, New York, New York 10022 or on the CKx website at (http://ir.ckx.com).

Forward-Looking Statements

This release contains forward-looking statements as defined by the federal securities law which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

SOURCE: CKx, Inc.

Website: http://ir.ckx.com/index.cfm

Contacts

For CKx, Inc.:

William Schmitt, ICR Inc.

203-682-8200

For Apollo Global Management, LLC investor inquiries:

Gary M. Stein

212-822-0467

Head of Corporate Communications

gstein@apollolp.comor

For Apollo Global Management, LLC media inquiries:

Charles Zehren, Rubenstein Associates

212-843-8590

czehren@rubenstein.com